1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com ALLISON M. FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

May 12, 2017

Ms. Angela Mokodean

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Re:                             The Turkish Investment Fund, Inc. (the “Fund”)

(File No. 811-05921)

Dear Ms. Mokodean:

Thank you for your telephonic comments regarding the Fund’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on April 28, 2017 relating to the Annual Meeting of Stockholders (the “Meeting”) of the Fund, being held to consider and vote upon proposals to elect Directors of the Fund and to consider and act upon a proposal to liquidate and dissolve the Fund pursuant to the Plan of Liquidation adopted by the Board of Directors of the Fund.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s proxy statement on its behalf.  These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about May 12, 2017.  Capitalized terms have the same meaning as in the Proxy Statement unless otherwise indicated.

Comment 1.                           Please specify the number of shares stockholders are entitled to vote.

Response 1.          We respectfully acknowledge the comment; however, the disclosure in the Proxy Statement indicates that the number of shares outstanding and entitled to vote of the Fund is 4,343,794 as of the record date.

Comment 2.                            Please consider including that MSIM is also the Fund’s Adviser together with the statement that MSIM is the Fund’s administrator.

Response 2.          The disclosure has been revised accordingly.

Comment 3.                            Regarding the column entitled “Principal Occupation(s) During Past 5 Years and Other Relevant Professional Experience” in the section entitled “Information Regarding Directors and Nominee Directors,” please include the dates of service for prior positions listed with respect to Messrs. Johnson and Kearns to clarify that these are formerly held.

Response 3.          We respectfully acknowledge the comment; however, the disclosure immediately preceding these positions indicate that these are “formerly” held positions and therefore makes clear that neither Mr. Johnson nor Mr. Kearns are actively holding such positions.

Comment 4.                            Regarding the column entitled “Other Directorships Held by Director or Nominee for Director” in the section entitled “Information Regarding Directors and Nominee Directors,” please include the name of the fund complex and number of portfolios overseen with respect to Messrs. Klein and Reid for which the relevant position is held.

Response 4.          The disclosure has been revised accordingly.

Comment 5.                            Regarding the column entitled “Principal Occupation(s) During Past 5 Years and Other Relevant Professional Experience” in the section entitled “Information Regarding Directors and Nominee Directors,” please include an explanatory parenthetical specifying the principal business of Joe Pietryka, Inc. with respect to Mr. Reid.

Response 5.          The disclosure has been revised accordingly.

Comment 6.                            Please considering revising the paragraph relating to Mr. Bowman in the section entitled “Information Regarding Directors and Nominee Directors—Experience, Qualifications and Attributes” to include a discussion of such experience, qualifications and attributes that led the Board to conclude that he should serve as a Director of the Fund.

Response 6.          We respectfully acknowledge the comment; however, we believe that the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Bowman should serve as a Director of the Fund, in light of the Fund’s business and structure, is sufficiently described.

Comment 7.                            In the section entitled “Information Regarding Directors and Nominee Directors—Experience, Qualifications and Attributes,” please clarify that Ms. Dennis’ position with Victory Capital Management is a former position.

Response 7.          The disclosure has been revised accordingly.

Comment 8.                            Please include Mr. Reed’s prior service as a director of iShares, Inc. listed in the section entitled “Information Regarding Directors and Nominee Directors—Experience, Qualifications and Attributes” if such service was within the past 5 years.

Response 8.          We respectfully acknowledge the comment; however, Mr. Reed’s prior service as a director of iShares, Inc. was not within the past 5 years.

Comment 9.                            With respect to the table regarding total compensation from Fund and Fund Complex paid to Directors, please include the number of portfolios within the Fund Complex.

Response 9.          The disclosure has been revised accordingly.

Comment 10.                     In the section entitled “Compensation of Directors and Officers,” please specify the eligible retirement age upon which Messrs. Johnson and Nugent will be eligible to receive retirement payments.

Response 10.        We respectfully acknowledge the comment; however, there is no retirement age.

Comment 11.                     In each section regarding Proposal 1 and Proposal 2, as applicable, please include disclosure regarding how abstentions count toward Proposal 1 as well as broker non-votes; please also specify if broker non-votes count toward quorum and whether broker non-votes can be voted in the broker’s discretion.

Response 11.        The disclosure has been revised accordingly in the section entitled “Additional Information,” except that Item 21(b) of Schedule 14A only requires the Fund to disclose the method by which votes will be counted, including the treatment and effect of abstentions and broker non-votes under applicable state law as well as Fund charter and by-law provisions.

Comment 12.                     In the section regarding Proposal 2, please include an estimation of the liquidation costs.

Response 12.        We respectfully acknowledge the comment; however, we believe such disclosure is not required to be included.

Comment 13.                     Please supplementally confirm that the Fund will decide on the collectivity of all receivables and will include in its liquidation costs anything it believes will fail to be collected.

Response 13.        We hereby confirm that the Fund will decide on the collectivity of all receivables and will include in its liquidation costs anything it believes will fail to be collected.

Comment 14.                     Please supplementally confirm whether FASB Accounting Standards Codification Topic 450 and FASB FAS 5 will be used in accounting for the liquidation.

Response 14.        We hereby confirm that, to the extent applicable, FASB Accounting Standards Codification Topic 450 and FASB FAS 5 will be used in accounting for the liquidation.

Comment 15.                     Please supplementally confirm that the Fund will remain current on all filing obligations until deregistration is granted by the Commission.

Response 15.        We hereby confirm that the Fund will remain current on all filing obligations until deregistration is granted by the Commission.

Comment 16.                     Please consider including a cross-reference to the section entitled “Additional Information” at the end of the section regarding Proposal 2.

Response 16.        The disclosure has been revised accordingly.

Comment 17.                     Please include the process for broker non-votes under Proposal 2.

Response 17.        The disclosure has been revised accordingly.

Comment 18.                     In the section entitled “Stockholder Proposals for 2018 Annual Meeting,” please specify the deadline for stockholders to submit director nominees.

Response 18.        The disclosure has been revised accordingly.

Comment 19.                     Please consider including a statement that the appendices to the Fund’s Pre-Approval Policies and Procedures were intentionally excluded and whether stockholders may obtain such appendices by contacting the Fund.

Response 19.        We respectfully acknowledge the comment; however, we believe the existing disclosure to be adequate.

Comment 20.                     If the Fund does not anticipate sending a Notice of Internet Availability of Proxy Materials to stockholders, please include in the Proxy Statement (i) a list of materials to be provided at the web address listed in the Proxy Statement to the extent there is anything additional available at such address and (ii) information on how to obtain directions to attend the Meeting and vote in person.

Response 20.        The disclosure has been revised accordingly, except that we believe including the location and time of the Meeting sufficiently informs stockholders of how to attend the Meeting.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526.  Thank you.

Best regards,

/s/Allison M. Fumai
Allison M. Fumai